                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  __________

                                SCHEDULE 14D-9
                               (Amendment No. 3)

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934
                                  __________

                              ALLIED Group, Inc.
               ------------------------------------------------
                           (Name of Subject Company)

                              ALLIED Group, Inc.
               ------------------------------------------------
                     (Name of Person(s) Filing Statement)

                          Common Stock, No Par Value
                          --------------------------
                        (Title of Class of Securities)

                                   019220102
               ------------------------------------------------
                     (CUSIP Number of Class of Securities)
                                  __________

                              GEORGE OLESON, ESQ.
                     Vice President and Corporate Counsel
                              ALLIED Group, Inc.
                               701 Fifth Avenue
                          Des Moines, Iowa 50391-2000
                                (515) 280-4211
                -----------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                      on behalf of the person(s) filing)

                                With a copy to:

                              STEVEN OSTNER, ESQ.
                             Debevoise & Plimpton
                               875 Third Avenue
                           New York, New York 10022
                                (212) 909-6000

     This amendment ("Amendment No. 3") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as from time to time amended the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on June 2, 1998 by ALLIED Group, Inc., an Iowa corporation (the "Company"), with respect to the tender offer by Nationwide Mutual Insurance Company, an Ohio corporation ("Nationwide"), and Nationwide Group Acquisition Corporation, an Ohio corporation and wholly owned subsidiary of Nationwide ("Nationwide Sub" and, collectively with Nationwide, the "Bidder"), disclosed in a tender offer statement on Schedule 14D-1, filed with the Commission on May 19, 1998 (as the same may be amended from time to time, the "Schedule 14D-1"), to purchase up to 30,634,052 shares (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which collectively constitute the "Initial Offer" and, as amended, the "Offer"). Capitalized terms used herein without separate definition are used with the meanings specified in this Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

The section of Item 8 of the Schedule 14D-9 entitled "Insurance Law Matters" is
                                                      ---------------------
amended by adding as a new paragraph at the end thereof the following:

          On July 24, 1998, the Company mailed a Summary Statement pursuant to
Section 521A.3 of the Iowa Insurance Code summarizing the contents of the Form A filed by Nationwide in Iowa to its shareholders. A copy of the Summary Statement is attached as Exhibit 43 hereto and is incorporated herein by reference. On July 24, 1998, the Iowa Insurance Department ordered that the hearing on Nationwide's Form A will be held as scheduled on July 29, 1998, but will then be adjourned to and reconvened on August 31, 1998. A copy of the Company's press release announcing the Iowa Insurance Department's action is attached as Exhibit 44 hereto and is incorporated herein by reference.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit  43.... Statement, dated July 23, 1998, pursuant to Section 521A.3 of the Iowa Insurance Laws with respect to Nationwide's Form A.

Exhibit  44.... Press release of ALLIED Group, Inc., dated July 24, 1998.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 24, 1998

                                                ALLIED GROUP, INC.



                                                By: /s/Sally J. Malloy
                                                    -----------------------
                                                    Name: Sally J. Malloy
                                                    Title:  Corporate Secretary

                               Index to Exhibits
                               -----------------

EXHIBIT                    DESCRIPTION OF DOCUMENT
NUMBER                     -----------------------
-------
  43  --    Statement, dated July 23, 1998, pursuant to Section 521A.3 of the Iowa Insurance Laws with respect to Nationwide's Form A

  44  --    Press release of ALLIED Group, Inc., dated July 24, 1998.

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